FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: COMMUNITY FIRST BANCSHARES, INC.

EQUITY BANCSHARES, INC. COMMISSION FILE NO. 001-37624

The following are (i) a letter, dated July 22, 2016, from Community First Bancshares, Inc. (“Community”) to its shareholders and (ii) a transcript of a conference call hosted by Equity Bancshares, Inc. (“Equity”) on July 22, 2016, that each discuss, among other things, the proposed merger of Community with and into Equity.

The following is a letter, dated July 22, 2016, from Community to its shareholders:

July 22, 2016

Dear Shareholder:

By now I’m sure most of you have heard the announcement that Community First Bancshares, Inc. (“CFBI”) has entered into an agreement to merge with Equity Bancshares, Inc. (“Equity”) of Wichita, Kansas (the “Agreement”). I have attached a copy of the press release for those wishing to read about the details of the transaction.

The merger will require a vote of the shareholders of both companies. We will be providing a joint proxy statement/prospectus of information concerning the merger and the meeting of our shareholders, along with a proxy for voting. Subject to shareholder and regulatory approval, the closing of the merger is anticipated for the month of November or within the fourth quarter of 2016.

The investment CFBI currently holds in White River Bancshares Company (“WRBC”) is not included in the merger with Equity. It is anticipated that prior to the closing of the merger with Equity, either the shares of WRBC owned by CFBI, or the cash proceeds from the sale thereof, will be distributed to CFBI shareholders on a pro-rata basis. Those shares are currently held on the books of CFBI at an approximate value of $8.2 million ($22.13 per CFBI share). In addition, the Agreement provides that upon closing, you will receive 7.261 shares of Equity stock and $27.30 in cash for each share of CFBI stock owned. The cash portion of the payment is subject to adjustment in the event of certain circumstances identified in the Agreement.

Your Board of Directors are very pleased we were able to generate multiple offers from banks for merger or acquisition considerations. It was a unanimous decision to enter into a signed letter of intent with Equity, proceed with due diligence and enter into the Agreement with Equity . We believe our merger partners have the same community-minded philosophy we have, as they are currently operating very successfully with the community bank model in many communities smaller than Harrison.

We are proud of the accomplishments of all our employees over the past 18 years. Without their dedication to performing at a high level, the shareholders would not have achieved this success. The majority of our employees own shares in the Employee Stock Option plan and we expect will benefit from the liquidity provided by this transaction. The Equity shares to be received as consideration trade under the ticker symbol “EQBK” on the NASDAQ stock exchange.

Ann Main will be a terrific market leader, and with Dave Morton continuing as Arkansas CEO and Danny Criner continuing his role as Chief Credit Officer and serving as a member of Equity Bank’s Director’s Loan Committee, we believe the future is bright. All Harrison directors have agreed to continue to serve as a Business Development Board, and hopefully the majority of directors in Berryville, Eureka Springs, and Pea Ridge will choose to continue their service on their local boards, as well.

Please feel free to check out demos of online banking and mobile banking for Equity at www.equitybank.com. Or, you may now download the Equity app. currently at iTunes or Google Play to get an idea and feel for our new partner.

If you have any questions concerning the proposed merger, please do not hesitate to call me at 870-391-8069.

Sincerely,

Jerry P. Maland, Chairman

Special Note Concerning Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,”

“anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Investors and security holders are urged to carefully review and consider Equity’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 200, Wichita, Kansas 67207 or by calling (316) 612-6000.

In connection with the proposed transaction between Equity and CFBI, Equity intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Equity and CFBI and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CFBI AND EQUITY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to the stockholders of each institution seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Equity by writing to the address provided above.

Equity and CFBI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their stockholders in connection with the proposed transaction. Information about Equity’s participants may be found in the definitive proxy statement of Equity relating to its 2016 Annual Meeting of Stockholders filed with the SEC on March 28, 2016. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the joint proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.

The following is a transcript of a conference call hosted by Equity on July 22, 2016:

CORPORATE PARTICIPANTS

Brad Elliott, Equity Bancshares - Chairman and CEO

Greg Kossover, Equity Bancshares - EVP, CFO

John Hanley, Equity Bancshares - SVP, Investor Relations

CONFERENCE CALL PARTICIPANTS

Terry McEvoy, Stephens Inc. - analyst

Michael Perito, KBW - analyst

PRESENTATION

Operator

Good day, ladies and gentlemen and welcome to the second-quarter 2016 Equity Bancshares earnings conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will follow at that time. (Operator Instructions). As a reminder, this conference may be recorded. I would like to introduce your host for today’s conference, Senior Vice President of Investor Relations, Mr. John Hanley. Sir, you may begin.

John Hanley - Equity Bancshares - SVP, Investor Relations:

Thank you. Welcome to Equity Bancshares’ second-quarter earnings call with our year-to-date results through June 30, 2016. I’d like to remind you PDF presentation materials to accompany our call are available at investor.equitybank.com by clicking either the presentation tab or the event icon for today’s call.

In addition, this call is viewable as a webcast at investor.equitybank.com. If you are viewing our webcast presentation, please note you will need to manually advance the slides using the controls at the lower right of the presentation.

Please note the first two slides within our presentation materials with the forward-looking statements disclaimer, as well as important information for investors. From time to time, we may make forward-looking statements within today’s call and actual results may differ.

It is now my pleasure to welcome Equity Bancshares’ Chairman and Chief Executive Officer, Brad Elliott and Executive Vice President and Chief Financial Officer, Greg Kossover. After the presentation, we will be happy to answer questions as time permits. With that, I will turn it over to Brad.

Brad Elliott - Equity Bancshares - Chairman and CEO:

Good morning. I’m Brad Elliott, Chairman and Chief Executive Officer of Equity Bancshares Inc, the parent company of Equity Bank in Wichita, Kansas. Thank you for joining our earnings call for the quarter ended June 30, 2016, our second call in eight days.

I have with me today our Chief Financial Officer, Greg Kossover. Our last call was to announce the transaction with Community First Bancshares and its bank, Community First Bank. Today, we are going to discuss our second-quarter performance, but I want to take this moment and once again thank the Community First Board of Directors, Jerry Maland and Dan Bowers, the entire executive management team at Community and all their employees for the very professional handling of both the excitement of the transaction and the significant changes that come with these types of events.

I am even more excited now about our merger with Community First after we have been allowed to spend time with the Community First team, their customers, their shareholders and the markets they serve. I also want to thank our Equity Bank and Equity Bancshares employees and directors for the monumental task of getting transactions such as these over the goal line.

Our teams work unselfishly hard to meet the goals set by our Board of Directors and executive management team. If you have not viewed our Let’s Build Equity video on our website at equitybank.com, I encourage you to do so. You will immediately see why I enjoy coming to work at this fantastic bank each day.

We committed Equity Bancshares to being a great public company eight months ago when we completed our IPO. We work to achieve this goal by delivering shareholder value through organic and acquisitive growth in what remains a dynamic and always challenging environment, including changing regulations, direction of rates set by the Federal Reserve, now BREXIT, the needs of our customers and of course, competitive pressures.

Even so, our teams continue to work merger and acquisition opportunities that we believe will deliver shareholder value while daily working to serve our customers, which is always priority number one and building future customers through a formalized sales process and by offering an always growing suite of products and services. We thank our very loyal customers for their business and the support throughout our Equity Bank franchise.

Moving along to slide 1, I will point out we have had record earnings year-to-date June 30, 2016 and continued our leverage strategy, although Greg will discuss in a few minutes we intend to wind it down in the third quarter. We have grown loans and deposits year-over-year substantially both organically and through our First Federal acquisition.

Our capital levels remain strong and efficient. OREO and NPAs continue their downward trend and we have another very low quarter of net charge-offs. We completed our annual joint regulatory examination in May, which was a joint exam by the State of Kansas and the Federal Reserve. We have a very valuable and professional relationship with each of them and keep them in tune to our initiatives and use their guidance.

In addition to the Community First announcement, we continue actively developing and cultivating our merger and acquisition pipeline. We are proud of all of this activity, and Greg will take us through a more detailed review of our financial performance in a few moments.

We ended June 30, 2016 with $1.5 billion of assets and total deposits of $1.2 billion and with total loans of $980 million representing year-over-year growth of 18% and quarter-over-quarter growth of 4.5%, representing some of the results of our restructuring in our commercial lending division. Our lending teams are working hard and smart and delivering quality production while working inside our high credit standards. Our loan-to-deposit ratio at June 30 is 82%.

I do want to note our net interest margin from first quarter to second quarter is down 4.4%. Greg will go through the details in a moment. There are several reasons for this. First, we have resisted to pricing lending relationships so low we can’t make an internal rate of return. This can lead to lost short-term opportunities, but we believe it is long-term healthy for our shareholders.

Second, we have protected some of our very important large depositors by staying competitive with our deposit rates. Lastly, as the market allows, we sometimes take advantage of selling opportunities and take securities gains and we do it as we did in the second quarter. And those gains run through non-interest income helping the bottom line but not net interest income. Greg, will you now take us through our second-quarter performance?

Greg Kossover - Equity Bancshares - EVP, CFO:

Sure. Thank you, Brad. As you can see from slide 2, we continued growing tangible common book value per share, which is $16.87 per share at June 30, 2016. I also point out the payoff of SBLF in the first quarter and the restructuring of our bank stock loan, which is very helpful as we look at the cash components of our acquisition pipeline.

Turning to slide 3, our net income allocable to common stockholders in the second quarter 2016 was $2,846 million or $0.34 per diluted common share and $6.3 million year-to-date or $0.75 per diluted share and generated an annualized return on tangible common equity of 9.59%.

Slide 4 is where we revisit Brad’s earlier comment on net interest income. Although we continued the deployment of our leverage strategy, or spread opportunity, which is detailed in our IPO prospectus, we likely will discontinue deploying it at the end of the third quarter. It has served a meaningful purpose as we incurred the transaction cost of the IPO and the First Federal integration and it helped to offset those expenses.

Also the transaction with Community First will bring several new markets of lending opportunities, as will other opportunities in our M&A pipeline and we want our stakeholders to have clear presentation to our net interest margin, and the benefit of this leverage strategy can sometimes cloud our net interest margin. Net interest margin year-to-date 2016 would have been 3.55% without this strategy.

Staying on net interest income, loan fees were approximately $180,000 lower than first quarter, which can and do fluctuate based on a variety of circumstances such as competition and overall deal pricing. Our portfolio coupon was virtually unchanged from approximately 4.71% during the first quarter to 4.70% in the second quarter.

In addition, as Brad said, we look at the possibility of taking advantage of the markets when those opportunities occur. In the second quarter, we sold approximately $16 million of lower-yielding government securities and replaced them with similar securities with slightly higher yields. We also sold approximately $34 million of securities during the quarter with gains totaling approximately $457,000. Unfortunately, these gains were almost entirely offset by a call on a single high-yielding [agri-credit] bond. The call was based on the government changing the capital calculations for entities such as agri-credit, allowing them a technical opportunity to call the bonds since debts such as this no longer qualifies for their capital.

Therefore, our interest income on securities was down $217,000 in the quarter, but gains, not including the impact of agri-credit, were $475,000 during the quarter and year-to-date are $895,000. And as mentioned earlier, that benefit is in non-interest income, not net interest income.

Finally, on net interest income, we had several large deposit relationships, which are very sticky, which came up for renewal and we were slightly more aggressive on our pricing and as such, our cost of deposits rose 3 basis points during the quarter negatively impacting net interest income by $62,000.

On the right-hand side of slide 4, our efficiency ratio has improved to 66.1% year-to-date. Also, as the First Independence and IPO transactions have settled out and as our average assets have grown, our non-interest expense to average assets has improved markedly from 2.80% for the year 2015 to 2.38% for year-to-date June 30, 2016.

Slightly hurting the June numbers is about $0.01 per share of merger costs on a potential transaction that did not get completed in the second quarter. In all, we believe $0.36 per diluted share of core EPS during the quarter is more representative after allowing for the merger costs and opportunity costs of the investment securities interest income.

Brad will now walk us through his summary of our loan portfolio and our position in our markets.

Brad Elliott - Equity Bancshares - Chairman and CEO:

We continue to be asked about our exposure to certain concentrations such as CRE and energy. We mentioned last quarter that our portfolio has very little direct or indirect exposure to oil and gas and that has not changed. We also monitor carefully our CRE portfolio, which contains about 20% in non-owner occupied, which is performing well and we believe to be well-secured. Overall, I believe our concentrations continue to be well-managed, our underwriting standards are strong as represented on our asset quality slide 5 and our lending teams are hustling as always. We grew loans in the second quarter and our NPAs improved and net charge-offs were a low 16 basis points annualized. Greg.

Greg Kossover - Equity Bancshares - EVP, CFO:

On slide 6, we can see our capital ratios remain strong and efficient. I will reiterate from the call last week on the Community First announcement our capital ratios will temporarily decline at the closing of that transaction to approximately 8.18% tangible common equity to tangible assets and approximately 11.7% tier 1 common ratio with both expected to increase in 2017 to over 9% and over 13% respectively as earnings of the combined companies increase. This is important for several reasons, including the ability to continue to pursue acquisitions at a pace not impeded by capital constraints, which is a nice segue for Brad to finish with a discussion on M&A, as it remains core to our strategy.

Before I hand it over to him, slide 7 shows some loan detail and slide 8 recaps our deposits. The decline in deposits is primarily from seasonal use of public funds. Brad.

Brad Elliott - Equity Bancshares - Chairman and CEO:

The map on page 9 probably looks familiar to you by now and we are excited to see purple triangles in the Harrison, Berryville, Eureka Springs and Pea Ridge, Arkansas markets. As Greg said, we will continue our discussion with other banks in our footprint for possible partnering opportunities. Today, we continue to have dialogue with 5 to 10 banks and we always continue to develop new relationships as a part of our routines. Thank you for listening today and we are now available for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Terry McEvoy, Stephens.

Terry McEvoy - Stephens Inc. – analyst:

Greg, thanks for all the details into the 2Q NIM and the puts and the takes there. I guess as you think about the third-quarter core NIM, how much of an impact, that agri-bond, how much of an impact will that have? Could you talk about the purchase accounting accretion and then just the core NIM given the flattening of the yield curve that occurred throughout the second quarter. Putting that altogether, just what are your general thoughts on the margin?

John Hanley - Equity Bancshares - SVP, Investor Relations:

Yes, I don’t see the margin declining from where it was in the second quarter for several reasons. The agri-credit bond was very small, Terry; it was about $2.1 million. So even though it was high-yielding, it represents a very small amount in our portfolio. I expect our cost of deposits to hang about where it was in the second quarter and, like I said in the talk, our loan coupons are not decreasing. It will depend largely on production and origination fees in the third quarter, but if we have a typical quarter for origination fees and as we rebuild our investment securities portfolio, I would expect our net interest margin to continue to be in that 3.55%, 3.60%, low 3.60%s range.

Terry McEvoy - Stephens Inc. – analyst:

I have a question for Brad. We are almost getting closer to the end of July. Can you just talk about loan activity so far in the third quarter and whether you expect to see maybe an acceleration in Q3 versus what was just reported for the second quarter?

Brad Elliott - Equity Bancshares - Chairman and CEO:

Yes, Terry, good question. We have several construction loans that we have had booked for some of them over a year. One in particular has not had a draw on it yet. Its first draw, which will be about $10 million, will come in August, which will help a lot. We’ve been anticipating that. It’s a project that’s been funding up. It’s a little behind schedule from the weather that happened late spring into June, but the pipeline is actually laying in front of me and I feel very confident that we have the committed loans — we have loan commitments on them, or we have them in the construction loan bucket and they will be funding. So I’m feeling pretty bullish on the ability to continue good loan growth into the third quarter.

And our teams are very focused on it and as we talked about retooling our sales process at the end of last year, that is paying dividends. We’ve got really good prospects and we’ve got a really good lending team right now, so I’m confident that our group is doing the right thing.

Terry McEvoy - Stephens Inc. – analyst:

Thanks. And then just one quick follow-up for Greg. Expenses were better than I had modeled and it sounds like there were some non-core items in there. I think you called them opportunistic. I forget what you said specifically. Could you quantify those expenses?

Greg Kossover - Equity Bancshares - EVP, CFO:

In the second quarter, we had about $0.01 per share of merger — this may be what you are referring to, Terry — of merger expenses on a transaction not related to Community First, which actually hurt non-interest expense in Q2. But I expect our Q3 run rate of non-interest expense to look very similar to the second quarter.

Terry McEvoy - Stephens Inc. – analyst:

Great. Thanks, guys.

Operator

Michael Perito, KBW.

Michael Perito - KBW – analyst:

Maybe a quick question for Brad, just a more high-level question. We are in this environment now where it seems like interest rates are not really going to cooperate anytime soon. Obviously, it’s anyone’s guess, but assuming they don’t, are you guys starting to think about any other platforms you have like maybe your mortgage platform, you are starting to maybe invest there, think about other ways to help you guys grow earnings? Or from your seat, do you think it’s more additional M&A transactions that will help you grow earnings even in a less favorable interest rate backdrop?

Brad Elliott - Equity Bancshares - Chairman and CEO:

So I would say we are very focused twofold, Mike. Our organic growth is something that’s important to us and so we have continued to try to recruit commercial lenders and real estate lenders in our market. We actually had a good month in June and May. Not all of the earnings pulled through on the secondary market sales in June to reflect that, but they will come in in July, as they were just over the quarter-end.

So our real estate secondary market group is doing a pretty good job. We are always looking at adding people to that and our manager of that is doing a good job of driving that. And then our commercial guys are — we rolled out a new sales program about 30 days ago and it’s generating a lot of leads for us. We have a good sales process, as I’ve talked about, but we’ve got the right people in place driving that in processes. But then our acquisition pipeline I think will continue to give us good growth. I don’t anticipate that our compounded annual growth rate will change from what it has been in the past.

So we’ve been a high-growth company since we started the Company, and I think we will be a high-growth company and that will be twofold. It will come from the inquisitive side, but also filling it with organic growth on the loan side.

Michael Perito - KBW – analyst:

Thanks. And then a question maybe for Greg on the provision. It’s jumped around a bit the last few quarters. It sounds like the loan growth outlook is pretty steady and robust. Should we expect to maybe see a bit higher provisioning levels going forward as the loan growth continues to come in and you look at your reserves today?

Greg Kossover - Equity Bancshares - EVP, CFO:

Yes, that’s a great question, Mike. We have really two forces at play, and you touched on loan growth. So when we look at budgeting our provision, as everybody knows, we book our provision based upon what our modeling tells us we need to provide for to have an adequate allowance.

Certainly, as loans grow, that provision will increase. However, offsetting that is, as we’ve talked about before, our history has a very low history of net charge-offs, which mathematically require less allowance and therefore less provision. So even though we are going to be growing loans in the next several quarters, I would expect our provision for losses to look very similar annualized what it has been year-to-date.

Michael Perito - KBW – analyst:

Okay. Great. And then just one last one from me, a follow-up to Terry’s question on the margin. I know you guys provided some initial thoughts, but can you guys maybe expand a little bit on how you think the Community First transaction is going to impact your margin, especially under the backdrop of we are moving the leverage strategy by year-end?

Greg Kossover - Equity Bancshares - EVP, CFO:

Yes. So to be specific, I think that when we combine our net interest margin and Community First’s net interest margin, I get somewhere in the modeling process between 3.75% and 3.8%. They have a very high net interest margin. As Brad has alluded to, they are very talented bankers and they work very hard at it. And as we combine their margin into our margin without the leverage strategy, I see us settling in on a pro forma basis between 3.75% and 3.8%.

Michael Perito - KBW – analyst:

Very helpful. Thanks, guys.

Operator

(Operator Instructions). At this time, I’m showing no further questions. I would like to turn the call back over to Mr. Brad Elliot for closing remarks.

Brad Elliott - Equity Bancshares - Chairman and CEO:

Once again, I would like to thank our Board of Directors, our executive management team and our Equity Bank teams for all of their work and efforts during the quarter. We look forward to working day to day with our new teammates at Community First. I appreciate you taking your time to join us on this call today. Thank you.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This does conclude the program. You may all disconnect. Have a great day.

Forward-Looking Statements

The information presented herein and in other documents filed with or furnished to the Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, the expected benefits of the proposed transaction, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; the possibility that the expected benefits related to the proposed transaction may not materialize as expected; the proposed transaction not being timely completed, if completed at all; prior to the completion of the proposed transaction, Community’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities, difficulty retaining key employees; the ability to obtain regulatory approval of the transactions contemplated by the Agreement; and the ability to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2016 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in information presented herein and in other documents filed with or furnished to the SEC, in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Important Additional Information

This communication is being made in respect of the proposed transaction involving Equity and Community. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Investors and security holders are urged to carefully review and consider Equity’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 200, Wichita, Kansas 67207 or by calling (316) 612-6000.

In connection with the proposed transaction, Equity intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Community and Equity and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF COMMUNITY AND EQUITY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to the stockholders of each institution seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Equity by writing to the address provided above.

Participants in the Solicitation

Equity and Community and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their stockholders in connection with the proposed transaction. Information about Equity’s participants may be found in the definitive proxy statement of Equity relating to its 2016 Annual Meeting of Stockholders filed with the SEC on March 28, 2016. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.